Filed by Berkeley Lights, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: IsoPlexis Corporation
Commission File No.: 001-40894
Date: March 7, 2023

On March 7, 2023, Broadridge Financial Solutions, Inc. mailed the below letter to certain stockholders of Berkeley Lights.

March 7, 2023

Dear Fellow Stockholder:

According to our latest records, we have not yet received your proxy for the important special meeting of stockholders of Berkeley Lights, Inc., to be held on March 16, 2023. Your Board of Directors unanimously recommends that stockholders vote FOR the proposals relating to the proposed merger with IsoPlexis Corporation.

Please help your company avoid the expense of further solicitation by voting TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Thank you for your cooperation.

Very truly yours,
Siddhartha Kadia
Chief Executive Officer

TIME IS SHORT AND YOUR VOTE IMPORTANT!

You can vote your shares by telephone, or via the Internet.
Please follow the easy instructions on the enclosed proxy card.

If you have any questions or need assistance in voting
your shares, please call our proxy solicitor:

INNISFREE M&A INCORPORATED,
TOLL-FREE at (877) 800-5185.

Additional information on reverse.

Participants in the Solicitation

Berkeley Lights, IsoPlexis and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction between Berkeley Lights and IsoPlexis under the rules of the SEC. Information regarding Berkeley Lights’ directors and executive officers is set forth in Berkeley Lights’ Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on April 15, 2022, and in certain of Berkeley Lights’ Current Reports on Form 8-K. To the extent holdings of Berkeley Lights’ securities by Berkeley Lights’s directors and executive officers have changed since the amounts set forth in such proxy statement, such changes have been reflected in the joint proxy statement/prospectus relating to the proposed transaction, which was filed with the SEC on February 13, 2023, or will be reflected on subsequent statements of beneficial ownership filed with the SEC. Information regarding IsoPlexis’ directors and executive officers is set forth in IsoPlexis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 2, 2023. To the extent holdings of IsoPlexis’ securities by IsoPlexis’ directors and executive officers have changed since the amounts set forth in such annual report, such changes will be reflected on subsequent statements of beneficial ownership filed with the SEC. These documents can be obtained free of charge from the sources indicated below. Additional information regarding the interests of these participants is set forth in the joint proxy statement/prospectus relating to the proposed transaction, which was filed with the SEC on February 13, 2023.

Additional Information and Where to Find It

In connection with the proposed transaction between Berkeley Lights and IsoPlexis, Berkeley Lights and IsoPlexis have filed relevant materials with the SEC, including a Berkeley Lights registration statement on Form S‑4 that includes a joint proxy statement of Berkeley Lights and IsoPlexis that also constitutes a prospectus of Berkeley Lights.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BERKELEY LIGHTS, ISOPLEXIS AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, and other documents relating to the proposed transaction (when they are available), can be obtained free of charge from the SEC’s website at www.sec.gov. These documents  can also be obtained free of charge from Berkeley Lights’ investor relations website at www.investors.berkeleylights.com or from IsoPlexis’ investor relations website at www.investors.isoplexis.com.